Exhibit 11

WESTAMERICA BANCORPORATION

Computation of Earnings Per Share on
Common and Common Equivalent Shares and
on Common Shares Assuming Full Dilution

	2002	2001	2000

	(In thousands, except per share data)
Weighted average number of common shares outstanding — basic	33,686	35,213	36,410
Add exercise of options reduced by the number of shares that could have been purchased with the proceeds of such exercise	539	535	526

Weighted average number of common shares outstanding — diluted	34,225	35,748	36,936

Net income	$87,138	$84,279	$79,779
Basic earnings per share	$2.59	$2.39	$2.19
Diluted earnings per share	2.55	2.36	2.16